SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                             SYMPHONIX DEVICES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   871951 109
                                 (CUSIP Number)

                                    Hans Mehl
                       Siemens Audiologische Technik GmbH
                               Gebbertstrasse 125
                                D-91058 Erlangen
                               Federal Republic Of
                                     Germany
                               011-49-9131-308-200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                             Kenneth R. Meyers, Esq.
                               Siemens Corporation
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 258-4000

                                December 1, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


                         (Continued on following pages)

                              (Page 1 of 14 Pages)

---------------------------                            -------------------------
CUSIP No.                            13D                    Page 2 of 14
871951  109
---------------------------                            -------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             Siemens Audiologische Technik GmbH
             ===================================================================
============ ===================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b) X
             ===================================================================
============ ===================================================================
    3.
             SEC USE ONLY

             ===================================================================
============ ===================================================================
    4.
             SOURCE OF FUNDS
             WC
             ===================================================================
============ ===================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
             ===================================================================
============ ===================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Federal Republic of Germany
========================= ------- ==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                   1,000,000
      BENEFICIALLY
        OWNED BY
          EACH            ------- ==============================================
       REPORTING            8.    SHARED VOTING POWER
      PERSON WITH
                                  0


                          ------- ==============================================
                            9.    SOLE DISPOSITIVE POWER

                                  1,000,000
                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER

                                  0

============ ===================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
             ===================================================================
============ ===================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
             ===================================================================
============ ===================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%

             ===================================================================
============ ===================================================================
    14.
             TYPE OF REPORTING PERSON
              CO
============ ===================================================================

---------------------------                            -------------------------
CUSIP No.                            13D                    Page 3 of 14
871951  109
---------------------------                            -------------------------
============ ===================================================================

             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             Siemens Aktiengesellschaft
             ===================================================================
============ ===================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b) X
             ===================================================================
============ ===================================================================
    3.
             SEC USE ONLY

             ===================================================================
============ ===================================================================
    4.
             SOURCE OF FUNDS
             WC
             ===================================================================
============ ===================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
             ===================================================================
============ ===================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Federal Republic of Germany

========================= ------- ==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                   1,000,000
      BENEFICIALLY
        OWNED BY
          EACH            ------- ==============================================
       REPORTING            8.    SHARED VOTING POWER
      PERSON WITH
                                  0


                          ------- ==============================================
                            9     SOLE DISPOSITIVE POWER

                                  1,000,000

                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER

                                  0

============ ===================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
             ===================================================================
============ ===================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
             ===================================================================
============ ===================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%

             ===================================================================
============ ===================================================================
    14.
             TYPE OF REPORTING PERSON
             CO
============ ===================================================================

Item 1.           Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of Symphonix Devices, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 2331 Zanker Road, San Jose, California 95131-1107.

Item 2.           Identity and Background

         This statement is being filed by Siemens Audiologische Technik GmbH, a corporation organized under the laws of the Federal Republic of Germany ("SAT") and Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Siemens A.G.").

         SAT has its principal office at Gebbertstrasse 125, D-91058 Erlangen, Federal Republic of Germany. SAT's principal business is designing, developing, manufacturing, purchasing, marketing, and selling hearing instruments and related products for diagnosis of hearing impairment. SAT is a wholly-owned subsidiary of Siemens A.G.

         Siemens A.G. has its principal office at Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany. Siemens A.G.'s principal business is the design, development, manufacture and marketing of a wide variety of electrical and electronics systems.

         The directors and executive officers of SAT and Siemens A.G. are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

     i.   name;

     ii.  business address (or residence address where indicated);

     iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     iv.  citizenship.

     During the last five years, neither SAT, Siemens A.G., nor any person named in Schedule I or II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration

         The aggregate amount of funds used by SAT to purchase the shares of Common Stock as described in Item 4 hereof was $5,000,000. SAT used funds from its working capital to make the purchase.


Item 4.           Purpose of Transaction

         On December 1, 1999, the Issuer and SAT entered into the Common Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which, on the same day, SAT purchased 1,000,000 shares of Common Stock for $5,000,000.

         SAT purchased the Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. Although upon purchase of the shares of Common Stock SAT obtained the right to appoint one person to the Issuer's Board of Directors, such right will not result in the Purchaser controlling the Board or the Issuer's business. Assuming the conditions set forth in the Purchase Agreement are satisfied, SAT also may acquire additional shares of Common Stock pursuant to the terms of the Purchase Agreement, which terms are described in Item 6 below.

         SAT from time to time may review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, SAT will take such actions in the future as SAT may deem appropriate in light of the circumstances existing from time to time. If SAT believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either pursuant to the Purchase Agreement, in the open market or in privately negotiated transactions (subject to any applicable restrictions in the Purchase Agreement on Purchaser's ability to purchase additional shares of the Issuer's securities). Similarly, depending on market and other factors, SAT may determine to dispose of some or all of the shares of Common Stock currently owned by SAT or otherwise acquired by SAT in the open market or in privately negotiated transactions (subject to any applicable restrictions in the Purchase Agreement on Purchaser's ability to dispose of shares of the Issuer's securities).

     Except as set forth herein, SAT has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument's corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  SAT purchased 1,000,000 newly-issued shares of Common Stock from the Issuer on December 1, 1999, for an aggregate purchase price of $5,000,000. The Issuer has advised Siemens that as of December 1, 1999 there were 13,441,949 shares of Common Stock outstanding, including the 1,000,000 shares issued to SAT. Based on that information, SAT owns approximately 7.4% of the issued and outstanding shares of Common Stock. Except as described herein, neither SAT, Siemens A.G. nor any other person referred to in Schedules I and II attached hereto has acquired or disposed of any shares of Common Stock during the past sixty days. SAT has the sole right to vote or direct the vote and dispose or direct the disposition of all the shares of Common Stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock. Siemens A.G. through its ownership of SAT, may be able to influence decisions concerning the exercise of such power.

                  The Purchase Agreement provides that SAT shall be obligated to purchase additional shares of Common Stock in the event that, on or prior to April 30, 2001, the Issuer receives premarket approval from the United States Food and Drug Administration (the "FDA") for the Issuer's Vibrant P and Vibrant D soundbridges. In such event, SAT will purchase from the Issuer, for the aggregate price of $5,000,000, the number of additional shares of Common Stock determined by dividing $5,000,000 by the number equal to the average of the closing sales price of the Common Stock for the forty trading days immediately preceding the public announcement of FDA premarket approval for the Vibrant P and Vibrant D soundbridges; provided that if the average closing price for such period is equal to or greater than $7.00 but less than or equal to $10.00, then the number by which the $5,000,000 will be divided shall be $7.00; and provided further that if the average closing price is calculated to be greater than $10.00, then the number by which the $5,000,000 will be divided shall be equal to 0.70 multiplied by the average closing price of the Common Stock calculated as set forth above, with the number by which the $5,000,000 will be divided being subject to an overall maximum of $12.00. Notwithstanding the foregoing, SAT will have no obligation to purchase any additional shares of Common Stock if another person acquires 20% of the outstanding stock of the Issuer.

         Pursuant to the Purchase Agreement, in the event the Issuer receives FDA premarket approval for its Vibrant P and Vibrant D soundbridges, SAT will have the right to purchase from the Issuer additional shares of Common Stock constituting up to 20% of the outstanding voting stock of the Issuer, for a price per share equal to the average closing price of the Common Stock for the forty trading days immediately prior to SAT's giving notice to the Issuer that it will purchase additional shares of Common Stock. SAT may exercise the right to purchase additional shares of Common Stock until the earlier of either November 1, 2004 or the termination by SAT of the Marketing and Distribution Agreement due to the Issuer's default thereunder.

         Pursuant to the Purchase Agreement, so long as SAT owns at least 5% of the outstanding voting stock of the Issuer, if the Issuer issues any additional shares of stock, SAT will have the right to purchase from the Issuer the number of shares of such newly issued stock sufficient to maintain SAT's percentage interest in the Issuer's outstanding stock.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         As described in Item 4, SAT has purchased 1,000,000 shares of Common Stock pursuant to the Purchase Agreement.

     Pursuant to the Purchase Agreement, as long as SAT does not sell any shares of the Issuer's voting stock, SAT is entitled to nominate one member of the Issuer's Board of Directors. The Issuer shall include SAT's nominee to the Board of Directors in the Issuer's slate of nominees recommended by the Board or management to stockholders for election at annual stockholder meetings and the Issuer shall use its best efforts to cause shares for which the Issuer's management or directors hold proxies (or are otherwise entitled to vote) to vote in favor of SAT's nominee to the Board. A person designated by SAT will be appointed to the Issuer's Board of Directors no later than January 31, 2000.

     The Purchase Agreement provides that SAT may require the Issuer to include shares of Common Stock owned by SAT in registrations of Common Stock by the Issuer. In addition, SAT has the right to require, on up to two occasions, that the Issuer file a registration statement under the Securities Act of 1933 with respect to shares of Common Stock owned by SAT. The foregoing registration rights are exercisable after the earlier of November 30, 2004, the termination by SAT of the Marketing and Distribution Agreement due to the Issuer's default thereunder, or the acquisition by another person of more than 20% of the voting stock of the Issuer.

         The Purchase Agreement provides that, until the first to occur of a change in control (as described in the Purchase Agreement) of the Issuer, a third party's making a tender offer for the outstanding stock of the Issuer, a tender offer by SAT or its affiliates for the outstanding stock of the Issuer (which tender offer must first be approved by the board of directors of the Issuer), or a third party's acquiring more than 20% of the outstanding voting stock of the Issuer, SAT and its affiliates will not increase their percentage interest in the outstanding voting stock of the Issuer above 20%, and SAT and its affiliates will vote their shares in favor of nominees to the board of directors of the Issuer in accordance with the recommendations of the board of directors of the Issuer.

         The Purchase Agreement further provides that, subject to certain limited exceptions, transfers of beneficial ownership of the Common Stock by SAT will be subject to the Issuer's right of first refusal.

         The description of certain terms of the Purchase Agreement set forth under Item 5 is incorporated in this Item 6 by reference.

         The foregoing description is a summary of certain terms of the Purchase Agreement and the Marketing and Distribution Agreement and is qualified in its entirety by reference to such documents, which are attached as Exhibits 1 and 2.

Item 7.           Material to be Filed as Exhibits.

            Exhibit 7.1 Common Stock Purchase Agreement dated as of December 1, 1999 between the Issuer and SAT.

            Exhibit 7.2 Marketing and Distribution Agreement, dated as of November 2, 1999, between the Issuer and SAT.

            Exhibit 7.3 Certificate of Notary Public of Erlangen, Federal Republic of Germany.

Signature


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


December 1, 1999          SIEMENS AUDIOLOGISCHE TECHNIK GmbH



                                            By:   /s/ V. Chapero
                                                  __________________________
                                            Name:  V. Chapero
                                            Title: Managing Director

                                            By:   /s/ H. Mehl
                                                  __________________________
                                            Name:  H. Mehl
                                            Title: Managing Director



                                            SIEMENS AKTIENGESELLSCHAFT



                                            By:    /s/ G. Steinhardt
                                                   __________________________
                                            Name:  G. Steinhardt
                                            Title: Vice President
                                                   Medical Systems Group


                                            By:    /s/ W. Mueller - Huschke
                                                   __________________________
                                            Name:  W. Mueller - Huschke
                                            Title: Corporate Legal Counsel

                                   SCHEDULE I

The name and position of the executive officers and members of the board of directors of Siemens Audiologische Technik GmbH are set forth below. Unless otherwise noted, each of these persons are citizens of the Federal Republic of Germany.


Name  and Citizenship                 Position with SAT and Principal Occupation    Business Address
Dr. Robert Kugler                     Member of Management Board of SAT;            Henkestrasse 127
Citizen of Austria                    Member of Management Board of                 D-91052 Erlangen
                                      Medical Engineering Group of Siemens          Federal Republic of Germany
                                      AG

Mr. Gotz Steinhardt                   Member of Management Board of SAT;            Henkestrasse 127
                                      Member of Management Board of                 D-91052 Erlangen
                                      Medical Engineering Group of Siemens          Federal Republic of Germany
                                      AG

Mr. Karl Heinz Midunsky               Member of Management Board of SAT;            Wittelsbacherplatz 2
                                      Head of Corporate Mergers and                 D-80333 Munich
                                      Acquisitions Department of Siemens AG         Federal Republic of Germany

Dr. Valentin Chapero                  Managing Director of SAT                      Gebbertstrasse 125
Citizen of Spain                                                                    D-91058 Erlangen
                                                                                    Federal Republic of Germany

Mr. Hans Mehl                         Managing Director of SAT                      Gebbertstrasse 125
                                                                                    D-91058 Erlangen
                                                                                    Federal Republic of Germany

Mr. Herbert Wolf                      Officer, Head of Research and                 Gebbertstrasse 125
                                      Development of SAT                            D-91058 Erlangen
                                                                                    Federal Republic of Germany

                                   Schedule II


                  The name and position of each of the executive officers and members of the Managing Board of Directors of Siemens A.G. are set forth below. Each of these persons is a Member of the Managing Board of Directors of Siemens AG and each of these persons is a citizen of the Federal Republic of Germany.





Name                                  Position  with Siemens A.G. and  Principal       Business Address
                                      Occupation

Dr. Heinrich von Pierer               President and CEO,                               Wittelsbacherplatz 2
                                      Head of Corporate Planning and Development       D-80333 Munich
                                      Department                                       Federal Republic of
                                                                                       Germany

Dr. Volker Jung                       Special Responsibilities:                        Wittelsbacherplatz 2
                                      Components, Information and                      D-80333 Munich
                                      Communications  Business Segments,               Federal Republic of
                                      Regions Africa, Middle East, C.I.S.              Germany

Mr. Roland Koch                       Head of Information and Communication            Hofmannstrasse 51
                                      Networks Group                                   D-81359 Munich
                                                                                       Federal Republic of
                                                                                       Germany

Dr. Edward G. Krubasik                Special Responsibilities:                        Werner-von-Siemens-Strasse
                                      Industry  and Transportation Business            50
                                      Segments                                         D-91052 Erlangen
                                                                                       Federal Republic of
                                                                                       Germany

Mr. Heinz Joachim Neuburger           Chief Financial Officer                          Wittelsbacherplatz 2
                                      Head of Corporate Finance Department,            D-80333 Munich
                                      Special Responsibilities:                        Federal Republic of
                                      Financial Services                               Germany

Prof. Peter Pribilla                  Head of Corporate Human Resources                Wittelsbacherplatz 2
                                      Department,                                      D-80333 Munich
                                      Special Responsibilities: Region the             Federal Republic of
                                      Americas                                         Germany


                                  Page 12 of 14




Name                                  Position with Siemens A.G. and Principal         Business Address
                                      Occupation

Mr. Jurgen Radomski                   Special Responsibilities:                        Werner-von-Siemens-Strasse
                                      Health Care and Lightning Business               50
                                      Segments,                                        D-91052 Erlangen
                                      Region Europe                                    Federal Republic of
                                                                                       Germany

Dr. Claus Weyrich                     Head of Corporate Technology Department          Otto-Hahn-Ring 6
                                                                                       D-81739 Munich
                                                                                       Federal Republic of
                                                                                       Germany

Dr. Gunther Wilhelm                   Special Responsibilities:                        Werner-von-Siemens-Strasse
                                      Energy Business Segments,                        50
                                      Regions Asia, Australia                          D-91052 Erlangen
                                                                                       Federal Republic of
                                                                                       Germany

Dr. Klaus Wucherer                    Head of Automation and Drives Group              Gleiwitzerstrasse 555
                                                                                       D-90475 Nuremberg
                                                                                       Federal Republic of
                                                                                       Germany


                                  Exhibit Index



Exhibit                                                                     Page

Exhibit 7.1     Common Stock Purchase Agreement dated as of
November 30, 1999 between the Issuer and SAT.

Exhibit 7.2 Marketing and Distribution Agreement, dated as of November 2, 1999, between the Issuer and SAT.

Exhibit 7.3     Certificate of Notary Public of Erlangen, Federal
Republic  of Germany.




                                   Page 14 of 14